Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	April 12, 2016 at 11.10 p.m.

Disclosure under Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) ("Biotie" or the "Company") has on April 12, 2016 received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act (“SMA”) from Acorda Therapeutics, Inc. (Nasdaq: ACOR) (“Acorda”).

According to the notification, the total number of Biotie shares and voting rights owned through financial instruments by Acorda was 105.92 per cent of Biotie’s total number of shares and voting rights on April 11, 2016. According to the notification, in accordance with the SMA and the guidelines issued by the Finnish Financial Supervisory Authority, the notified ownership percentages presented in the notification have been calculated against the current total number of shares and votes published by Biotie being 1,089,608,083 (which includes the treasury shares held by Biotie) and not taking into account the fact that also new shares could be issued based on the warrants, option rights and share rights, thus leading to an ownership percentage exceeding 100% of the shares and votes in Biotie.

Total positions of Acorda subject to the notification:

	% of shares and voting rights (total of A)	% of shares and voting rights through financial instruments (total of B)	Total of both in % (A + B)
Resulting situation on the date on which threshold was crossed or reached	-	105.92	105.92
Position of previous notification (if applicable)	N/A	N/A	N/A

Notified details of the resulting situation on the date on which the threshold was crossed or reached:

A: Shares and voting rights

Class/type of shares ISIN code (if possible)	Number of shares and voting rights		% of shares and voting rights
	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)
	-	-	-	-
SUBTOTAL A

B: Financial instruments according to SMA 9:6a

Type of financial instrument	Expiration date	Exercise/ Conversion period	Physical or cash settlement	Number of shares and voting rights	% of shares and voting rights
Right and obligation to acquire accepted equity interests tendered in the tender offer	Confirmation that tender offer will be completed April 11, 2016	Completion trades April 14, 2016 Settlement April 18, 2016	Physical settlement	1,154,064,413	105.92
			SUBTOTAL B	1,154,064,413	105.92

The person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

According to the notification, Acorda announced the preliminary tender offer results and acceptance of the equity interests tendered into Acorda's public tender offer for all the equity interests in Biotie on 11.4.2016 and confirmed that it will complete the tender offer in accordance with its terms and conditions. Based on the preliminary results, the following number of equity interests have been tendered into the tender offer:

Shares: 656,398,583;
American Depositary Shares: 3,120,541 (representing 249,643,280 shares and votes);
Warrants: 220,400,001 (entitling to 220,400,001 shares and votes);
2011 option rights: 435,000 (entitling to 435,000 shares and votes);
2014 option rights: 4,280,125 (entitling to 7,160,125 shares and votes);
2016 option rights: 12,401,120 (entitling to 12,401,120 shares and votes);
Swiss option rights: 1,949,116 (entitling to 1,949,116 shares and votes);
2011 share rights: 25,000 (entitling to 25,000 shares and votes); and
2014 share rights: 3,972,188 (entitling to 5,652,188 shares and votes).

Further, according to the notification, the warrants, option rights and share rights tendered into the tender offer entitle their holders to subscribe either existing treasury shares held by Biotie (or its subsidiaries) or new shares issued by Biotie. Based on the information published by Biotie, Biotie currently holds 108,686,288 treasury shares.

In Turku, April 12, 2016

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

Nasdaq Helsinki Ltd
Main Media
www.biotie.com